
May 27, 2011

Anastasios G. Konidaris
Senior Vice President and Chief Financial Officer
The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

> **Re:** **The Dun & Bradstreet Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 1-15967**

Dear Mr. Konidaris:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director